SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549



                            FORM 11-K



 X        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
          THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2000

                                OR

____      TRANSITION REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _____ to _____






                  Commission File Number 0-2648

       HON INDUSTRIES Inc. Profit-Sharing Retirement Plan



                       HON INDUSTRIES Inc.
                      414 East Third Street
                   Muscatine, Iowa 52761-0071

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HON INDUSTRIES Inc.
Profit-Sharing Retirement Plan

Financial Statements and Schedule
As of December 31, 2000 and 1999
Together With Auditors' Report











Employer Identification Number 42-0617510
Plan Number 001

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                       HON INDUSTRIES INC.
                 PROFIT-SHARING RETIREMENT PLAN


                FINANCIAL STATEMENTS AND SCHEDULE
                   December 31, 2000 and 1999



                        TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:
Exhibit I--Statements of Net Assets Available for
Benefits as of December 31, 2000 and 1999
Exhibit II--Statement of Changes in Net Assets
Available for Benefits for the Year Ended
December 31, 2000

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE:
Schedule of Assets Held for Investment Purposes at End of Year--December 31, 2000

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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Pension and Retirement Fund
Committee and Participants of
HON INDUSTRIES Inc. Profit-Sharing Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of HON INDUSTRIES INC. PROFIT-SHARING RETIREMENT PLAN as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HON INDUSTRIES Inc. Profit-Sharing
Retirement Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended
December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Chicago, Illinois
June 22, 2001

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                                                     EXHIBIT I

                       HON INDUSTRIES INC.
                 PROFIT-SHARING RETIREMENT PLAN


         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                As of December 31, 2000 and 1999
  (Employer Identification Number 42-0617510, Plan Number 001)



                                         2000          1999
ASSETS:
Investments (Note 3)                $495,329,565  $490,321,998
Receivables-
Employer contribution                 23,317,805    21,667,774
Participant contributions              1,069,868     1,121,651
Total receivables                     24,387,673    22,789,425

NET ASSETS AVAILABLE FOR BENEFITS   $519,717,238  $513,111,423



The accompanying notes are an integral part of these statements.

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                                                    EXHIBIT II

                       HON INDUSTRIES INC.
                 PROFIT-SHARING RETIREMENT PLAN


    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              For the Year Ended December 31, 2000
  (Employer Identification Number 42-0617510, Plan Number 001)



ADDITIONS:
Additions to net assets attributed to-
Investment income-
Net depreciation in fair value of investments
(Note 3)                                        $(15,025,394)
Net investment income from group annuity
contracts                                            471,686
Interest and dividends                            26,673,724
Total investment income                           12,120,016

Employer contributions                            23,390,504
Participant contributions                         14,219,280
Rollovers                                          1,546,173
Total additions                                   51,275,973

DEDUCTIONS:
Benefits paid to participants                     44,546,636
Administrative expenses                              123,522
Total deductions                                  44,670,158

NET INCREASE                                       6,605,815

NET ASSETS AVAILABLE FOR BENEFITS, beginning of
year                                             513,111,423

NET ASSETS AVAILABLE FOR BENEFITS, end of year  $519,717,238



 The accompanying notes are an integral part of this statement.

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                       HON INDUSTRIES INC.
                 PROFIT-SHARING RETIREMENT PLAN


           NOTES TO FINANCIAL STATEMENTS AND SCHEDULE
                   December 31, 2000 and 1999



1.PLAN DESCRIPTION

   The following description of the HON INDUSTRIES Inc. Profit-Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   General

   The Plan is a defined contribution plan covering substantially all regular, full-time nonbargaining employees who have one year of service and are age 18 or older, of HON INDUSTRIES Inc. and its wholly owned subsidiaries/divisions, BPI Inc., The Gunlocke Company, Allsteel Inc., Panel Concepts, Inc., Hearth Technologies Inc., The HON Company, HON International Inc. and Holga Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

   Contributions

   The Plan generally provides for each employer to contribute an amount equal to 2.5% of a participant's compensation earned while an active participant during the first three quarters of the Plan year and the last quarter of the prior Plan year. Employers may make additional contributions to the Plan from their accumulated profits ("profit-sharing contributions"), at the discretion of the Board of Directors. In addition, employers contribute a number of shares of Company stock, with a fair market value determined on the last day of the Plan year, equal to 2% of a participant's compensation earned, as described above. Participants may make voluntary pretax and after-tax contributions up to 12% of their compensation, subject to certain limitations.

   Participant Accounts

   Each participant's account is credited with the participant's contributions and the participant's respective share of employer contributions, Plan earnings and forfeitures of terminated participants.

   Vesting

   Except for a participant's interest in the portion of their account attributable to profit-sharing contributions, participants are generally immediately vested. The profit-sharing contributions portion of a participant's account is nonvested until five years of vesting service has been completed, at which time the account is 100% vested.

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   Investment Options

   Participants may direct their account balances in any of eight investment options.

   A participant's investment in the Company stock is limited to a maximum of 25% of participant contributions and certain employer contributions.

   Loans to Participants

   A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months (fifteen years in the case of a loan used to acquire a principal residence). The interest rate is based on prevailing market conditions. Participants cannot borrow from their Company contribution account balance.

   Payment of Benefits

   On termination of service due to death, disability or retirement, a participant generally may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or in installment payments over a period of not less than fifteen years. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.


2.SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting

   The financial statements of the Plan are prepared under the accrual method of accounting.

   Use of Estimates

   The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

   Investment Valuation

   Except for investment contracts (Note 5), all investments are carried at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of the mutual fund investments is the net asset value of those shares as computed by the respective funds.

   Administrative Expenses

   Certain administrative expenses are borne by the Plan, while others are borne by the Company.

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   Payment of Benefits

   Benefits are recorded when paid.


3.INVESTMENTS

   The following presents investments that represent 5% or more of the Plan's net assets:

                                         2000          1999
HON INDUSTRIES Inc. common stock,
0 and 1,669,761 shares,
respectively                        $          -  $ 31,141,044
HON INDUSTRIES Inc. common stock,
3,653,281 and 1,962,546 shares,
respectively                          80,591,372*   36,601,479*
Fidelity Puritan Fund, 4,815,186
and 3,507,334 shares,
respectively                          90,669,947    66,744,568
Fidelity Blue Chip Growth Fund,
1,919,985 and 1,817,882 shares,
respectively                          98,936,845   109,272,897
Fidelity Interest Income Fund,
143,925,283 and 147,130,270 shares,
respectively                         143,925,283   147,130,270
Janus Worldwide Fund, 507,460 and
0 shares, respectively                28,854,168             -
Fidelity Asset Manager:  Growth,
0 and 1,475,776 shares,
respectively                                   -    29,028,511

                 *Nonparticipant directed.

   During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $15,025,394 as follows:

Mutual funds   $(28,381,026)
Common stock     13,355,632
               $(15,025,394)

   The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

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4.NONPARTICIPANT-DIRECTED INVESTMENTS

   Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                    2000        1999
Net assets-
Common stock                     $80,591,372  $36,601,479
Receivables-
Employer contribution              6,737,180    5,314,201
Participant contribution              59,997            -
                                 $87,388,549  $41,915,680
Changes in net assets-
Employer contributions           $ 6,746,391
Participant contributions            988,714
Net appreciation                  13,355,632
Dividends                                230
Benefits paid to participants     (4,768,209)
Expenses                             (51,595)
Transfers to participant-
directed investment               (3,162,073)
                                 $13,109,090


5.GROUP ANNUITY CONTRACTS FOR TERMINATED PARTICIPANTS

   A group annuity contract has been purchased to fund deferred retirement benefits of terminated employees. The contract is held by Principal Financial Group. The Principal Financial Group Contract No. 53440 offers investments in a guaranteed fixed fund which guarantees all deposits against loss and guarantees an annual interest rate. The contract is valued at contract value, which approximates fair market value. The contract represents the principal balance of the investment contract, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company, because the contract is fully benefit responsive. The average yield and crediting interest rate was approximately 5.82% for 2000.


6.PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


7.TAX STATUS

   The Internal Revenue Services has determined and informed the Company by a letter dated June 20, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

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                                                         SCHEDULE


                       HON INDUSTRIES INC.
                 PROFIT-SHARING RETIREMENT PLAN


             SCHEDULE OF ASSETS HELD FOR INVESTMENT
                     PURPOSES AT END OF YEAR
                        December 31, 2000
  (Employer Identification Number 42-0617510, Plan Number 001)



        Identity of Issuer/                        Current
     Description of Investment         Cost         Value

*HON INDUSTRIES INC. COMMON STOCK    $38,943,177  $80,591,372

 MUTUAL FUNDS:
*Fidelity Puritan Fund                             90,669,947
*Fidelity Investment Grade Bond Fund               24,452,722
*Fidelity Blue Chip Growth Fund                    98,936,845
 Spartan U.S. Equity Index Fund                     9,354,696
 Janus Worldwide Fund                              28,854,168
 Baron Asset Fund                                   7,375,698

*FIDELITY INTEREST INCOME FUND                    143,925,283

 GROUP ANNUITY CONTRACT:
 Principal Financial Group-
 Contract No. GA 53440                              5,448,466

*LOANS TO PARTICIPANTS (interest
 rates range from 8.5% to 10.0%)                    5,720,368

 Total assets held for investment
 purposes                                        $495,329,565



                *Represents a party in interest.



  The accompanying notes are an integral part of this schedule.

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                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HON INDUSTRIES Inc. Profit-Sharing Retirement Plan


By: /s/ Jerald K. Dittmer
    Jerald K. Dittmer
    Vice President, Finance and Controller


Date:  June 27, 2001

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CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report dated June 22, 2001, included in this Form 11-K, into HON INDUSTRIES Inc. Profit-Sharing Retirement
Plan's previously filed Form S-8 Registration Statement
No. 333-31366.

Arthur Andersen LLP

Chicago, Illinois
June 27, 2001